Exhibit 99.6

MAG SILVER CORP.

(the “Corporation”)

COMPENSATION COMMITTEE CHARTER

1.       Mandate

The Board of Directors of the Corporation (the “Board”) has established a Compensation Committee (the “Committee”) for the purpose of approving or providing the Board with recommendations relating to compensation of all directors and executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Corporation’s compensation and benefits plans.

2.       Composition

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE American (the “Applicable Regulations”); all of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

3.       Responsibilities and Duties

The Committee will have the following duties:

A.       Executive Officers and Directors

•	Review, approve and report to the Board annually on management’s succession plans for all executive officers, other than the Chief Executive Officer (the “CEO”), including specific development plans and career planning for potential successors;

•	Review and recommend to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration;

•	Review and make recommendations to the Board with respect to all stock options granted under the Corporation’s stock option plans, and all equity linked securities awarded under the Amended and Restated Deferred Share Unit Plan (“DSU”) and the Share Unit Plan (“RSU”) (collectively the Stock Equity Plans “SEPs”), including the terms and conditions of those grants;

•	Review and recommend to the Board all other compensation, including salary, incentives other than options granted by the Committee under the SEPs, benefits and other perquisites, of all directors and executive officers, except for the CEO; and

•	Report on executive compensation as required in public disclosure documents.

B.	CEO

•	Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives, consider the Corporate Governance and Nomination Committee’s report respecting the CEO’s performance, approve and report to the Board any grants of options to the CEO under the SEPs based on this evaluation, and recommend to the Board the CEO’s overall compensation level based on this evaluation, including salary, incentives, benefits and other perquisites.

•	Notwithstanding any provisions contained herein to the contrary, the CEO shall not be permitted to attend the Committee’s deliberations or vote in relation to the CEO’s compensation.

C.	Corporate Human Resources

•	Establish compensation and recruitment policies and practices for the Corporation’s executive officers, including establishing levels of salary, incentives, benefits and other perquisites provided to executives of the Corporation and its subsidiaries; provided, however, that the compensation of individual executive officers, shall be subject to the Board’s approval.

D.	Compensation Plans

•	Administration of the SEPs, and making recommendations of awards under the SEPs, and, without limiting the foregoing, will have the following responsibilities with respect thereto:

•	Report to the Board on all matters relating to the SEPs;
•	Interpret and administer the SEPs as provided in the SEPs (and within this Charter);
•	Make recommendations to the Board of awards to eligible persons;
•	Make recommendations to the Board as to the exercise price, vesting terms, limitations, restrictions, and conditions of awards to eligible persons;
•	Make recommendations to the Board with respect to the amendment of the SEPs;
•	Make recommendations to the Board to establish, amend and rescind any rules and regulations relating to the SEPs;
•	Make determinations deemed necessary or desirable for the administration of the SEPs and make such recommendations to the Board; and
•	Correct any deficiency, inconsistency or omission in the SEPs.

•	Administration of any other compensation and benefits plans, if and to the extent that such administration is delegated to the Committee by the Board.

E.	Outside Advisors

•	The Committee will have the power to engage and compensate, at the Corporation’s expense, and with the approval of the Chair, a compensation consultant, legal counsel, other advisor or expert (“Outside Advisor”) to the Compensation Committee as it deems necessary or advisable to permit it to carry out its duties and will notify the Board of its actions in this regard. The Committee may select an Outside Advisor to the Committee only after taking into consideration all relevant factors that affect the independence of an Outside Advisor, which shall include:

•	The provision of other services to the Corporation by the person that employs the Outside Advisor.

The amount of fees received from the Corporation by the person that employs the Outside Advisor, as a percentage of the total revenue of the person that employs the Outside Advisor.

•	The policies and procedures of the person that employs the Outside Advisor that are designed to prevent conflicts of interest.

•	Any business or personal relationship of the Outside Advisor with a member of the Committee.

•	Any securities of the Corporation owned by the Outside Advisor.

•	Any business or personal relationship of the Outside Advisor or the person employing the Outside Advisor with an executive officer of the Corporation.

•	The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of Outside Advisors.

F.	Public Disclosure

•	The Committee shall review all executive compensation disclosure before the Corporation publicly discloses this information.

G.       Annual Review

•	The Committee will annually review and re-assess the adequacy of this Charter and recommend updates to this Charter and will receive approval of all changes from the Board.

H.       Shareholder Engagement

•	The Committee Chair will participate in shareholder engagement in regards to matters arising in respect to the Committee’s responsibilities.

4.       Chair

The Board shall designate one Committee member to act as the chair of the Committee (the “Chair”). In the Chair’s absence, the Committee may select another member to act as Chair by a majority vote in order to transact business at a meeting of the Committee. The Chair will not have a casting vote.

The Chair shall lead all Committee meetings, ensure the fulfillment of the Committee’s mandate and report on Committee activities to the Board.

5.       Meetings

The Committee will meet as often as is required to fulfill its responsibilities or at a minimum not less than once per year at the request of its Chair and may also meet at any other time or times at the request of any member of the Committee. Notices calling meetings will be sent to all Committee members, to the CEO of the Corporation, to the Chair of the Board and to all other directors.

The CEO of the Corporation and, to the extent the Chair of the Board is not otherwise a member of the Committee, the Chair, and all other directors who are not members of the Committee may attend all meetings of the Committee in an ex-officio capacity and will not vote. In-camera sessions will be held during, or after, every committee meeting (including special meetings) for which any guests including non-independent directors, shall be asked to leave. The CEO shall not attend in-camera sessions of the Committee unless his/her presence is deemed appropriate for a portion of the in-camera session, after which the CEO will be requested to leave.

6.       Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee, present in person, by teleconference, or by videoconference, or by any combination of the foregoing, will constitute a quorum.

7.       Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.       Secretary and Minutes

The Chair will appoint a member of the Committee or other person to act as Secretary of the Committee for the purposes of a meeting of the Committee. The minutes of the Committee will be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

Annual review was conducted and any revisions to the Compensation Committee Charter were approved by the Board of Directors on the 25th day of March 2019.